Filed by R1 RCM Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: R1 RCM Inc.

Commission File No.: 001-34746

The following social media posts were shared by R1 RCM and Cloudmed on January 10, 2022.

Cloudmed

Twitter

We’re excited to announce that we’ll be joining the @R1RCM family! Together we will transform the patient experience and drive value across the healthcare system with industry-leading expertise and data-driven technology. #RevenueIntelligence Read more: https://go.cloudmed.com/Cloudmed+R1

Facebook

We’re excited to announce that we’ll be joining the @R1RCM family to transform the patient experience and drive value across the healthcare system. Here’s to maximizing outcomes for healthcare providers through industry-leading expertise and data-driven technology. #RevenueIntelligence Read more here: https://go.cloudmed.com/Cloudmed+R1

LinkedIn

We’re excited to announce that we’ll be joining the R1 RCM family! We’ll be teaming up to transform the patient experience and drive value across the healthcare system. Here’s to maximizing outcomes for healthcare providers through industry-leading expertise and data-driven technology. #RevenueIntelligence Read more here: https://www.cloudmed.com/news_media/r1-rcm-to-acquire-cloudmed-creating-the-strategic-revenue-partner-for-healthcare-providers/

Lee Rivas

Chief Executive Officer at Cloudmed

We are very excited to announce we are combining the Cloudmed and R1 RCM teams. Thank you to our customers for your continued partnership and trust in Cloudmed, and thank you to all Cloudmed team members for your dedication and contributions that have grown our company to where we are today. We are excited for a great future with R1.

We’re excited to announce that we’ll be joining the R1 RCM family! We’ll be teaming up to transform the patient experience and drive value across the healthcare system. Here’s to maximizing outcomes for healthcare providers through industry-leading expertise and data-driven technology. #RevenueIntelligence Read more here: https://www.cloudmed.com/news_media/r1-rcm-to-acquire-cloudmed-creating-the-strategic-revenue-partner-for-healthcare-providers/

Matt Holt

President, Private Equity at New Mountain Capital

Very excited to announce the Merger of Cloudmed & R1 RCM !!

Thank you & congratulations to Lee Rivas & the entire management team , as well as our partner Brett S. Carlson & Eir partners.

We remain fully invested & looking forward to the very bright future of R1 RCM & Cloudmed together as one company.

We’re excited to announce that we’ll be joining the R1 RCM family! We’ll be teaming up to transform the patient experience and drive value across the healthcare system. Here’s to maximizing outcomes for healthcare providers through industry-leading expertise and data-driven technology. #RevenueIntelligence Read more here: https://www.cloudmed.com/news_media/r1-rcm-to-acquire-cloudmed-creating-the-strategic-revenue-partner-for-healthcare-providers/

R1 RCM

Facebook

R1 announced an agreement to acquire Cloudmed, a leader in Revenue Intelligence™ solutions for healthcare providers, in a transaction that we believe will accelerate our strategy to build the most scalable, flexible, and integrated platform for the revenue cycle and consumer engagement in healthcare.

We believe Cloudmed’s market-leading capabilities in revenue integrity and enhanced automation capabilities will help us continue to optimize outcomes for healthcare systems and create value for all our stakeholders.

We look forward to welcoming Cloudmed to the R1 team. Read the full announcement here: https://hubs.la/Q011M5Jg0.

LinkedIn

R1 announced an agreement to acquire Cloudmed, a leader in Revenue Intelligence™ solutions for healthcare providers, in a transaction that we believe will accelerate our strategy to build the most scalable, flexible, and integrated platform for the revenue cycle and consumer engagement in healthcare.

We believe Cloudmed’s market-leading capabilities in revenue integrity and enhanced automation capabilities will help us continue to optimize outcomes for healthcare systems and create value for all our stakeholders.

We look forward to welcoming Cloudmed to the R1 team. Read the full announcement here: https://hubs.la/Q011M62D0.

Instagram

R1 announced an agreement to acquire @CloudmedSolutions, a leader in Revenue Intelligence™ solutions for healthcare providers, in a transaction that we believe we will accelerate our strategy to build the most scalable, flexible, and integrated platform for the revenue cycle and consumer engagement in healthcare.

We believe Cloudmed’s market-leading capabilities in revenue integrity and enhanced automation capabilities will help us continue to optimize outcomes for healthcare systems and create value for all our stakeholders.

We look forward to welcoming Cloudmed to the R1 team.

Twitter

@R1RCM

(1/3) R1 has entered into an agreement to acquire @CloudmedNow , a leader in Revenue Intelligence™ solutions for healthcare providers. With this acquisition, we are creating the strategic revenue partner for healthcare providers. https://hubs.la/Q011M4yW0

(2/3) With @CloudmedNow, we believe we will advance our strategy to build the most scalable, flexible, and integrated platform for the revenue cycle and consumer engagement in healthcare. https://hubs.la/Q011M4vk0

(3/3) @CloudmedNow brings market-leading capabilities in revenue integrity with a focus on the middle revenue cycle and the #1 KLAS rating in the Revenue Integrity/Underpayment Services Provider category in 2021. https://hubs.la/Q011M66R0

Forward-Looking Statements

This communication includes information that may constitute “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events and relationships, plans, future growth and future performance, including, but not limited to, statements about the expected timing, completion and effects of the proposed transaction, our strategic initiatives, our capital plans, our costs, our ability to successfully implement new technologies, our future financial and operational performance, and our liquidity. These statements are often identified by the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “designed,” “may,” “plan,” “predict,” “project,” “target,” “contemplate,” “would,” “seek,” “see” and similar expressions or variations or negatives of these words, although not all forward-looking statements contain these identifying words. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of R1’s and Cloudmed’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance, prediction or definitive statement of fact or probability. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risk and uncertainties related to: (i) the ability of the parties to consummate the proposed transaction in a timely manner or at all; (ii) satisfaction of the conditions precedent to the consummation of the proposed transaction, including the receipt of required regulatory and shareholder approvals; (iii) R1’s ability to timely and successfully achieve the anticipated benefits and potential synergies of the proposed transaction, and (iv) the impact of health epidemics, including the COVID-19 pandemic, on our business and any actions that we may take in response thereto. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the heading “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2020, our quarterly reports on Form 10-Q, the registration statement on Form S-4 and the proxy statement included therein that R1 intends to file relating to the transactions described herein and any other periodic reports that we file with the SEC. The foregoing list of factors is not exhaustive. All forward-looking statements included herein are expressly qualified in their entirety by these cautionary statements as of the date hereof and involve many risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Subsequent events and developments, including actual results or changes in our assumptions, may cause our views to change. R1 assumes no obligation and does not intend to update these forward-looking statements, except as required by law. You are cautioned not to place undue reliance on such forward-looking statements.

Important Information About the Transaction and Where to Find It

This communication includes information regarding the proposed transaction between R1 and Cloudmed, a leader in Revenue Intelligence™ solutions for healthcare providers. R1 intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of the Company, referred to as a proxy statement / prospectus. A proxy statement / prospectus will be sent to all shareholders of R1. R1 also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of R1 are urged to read the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statements, the proxy statement / prospectus (when available) and all other relevant documents filed or that will be filed with the SEC by R1 through the web site maintained by the SEC at www.sec.gov.

The documents filed by R1 with the SEC also may be obtained free of charge at R1’s website at https://r1rcm.com or upon written request to 434 W. Ascension Way, 6th Floor, Murray Utah 84123.

Participants in the Solicitation

R1 and its directors and executive officers may be deemed to be participants in the solicitation of proxies from R1’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction will be contained in the proxy statement / prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.